January 27, 2012

Via U.S. Mail and Facsimile

Mr. Michael R. Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Old National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 8, 2011

File No. 001-15817

Dear Mr. Clampitt:

We have received and reviewed your letter dated December 29, 2011 relating to the above-referenced filings (“Form 10-K” and “Form 10-Q”) filed by Old National Bancorp on February 25, 2011 and November 8, 2011, respectively. In accordance with your request, we are responding to each of the comments stated in your letter. We are including proposed disclosures, as appropriate, for inclusion in future filings based upon information for the period ended September 30, 2011.

To facilitate your review, we have included each of the Staff’s comments in italics immediately followed by the Company’s response in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part II

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures, page 110

1. We note your statement that Old National’s disclosure controls and procedures “as defined in Exchange Act Rule 13a-15(c)” are effective. Please note that the definition of disclosure controls and procedures is in subsection (e) of Rule 13a-15, and revise your future filings accordingly. In addition, in your supplemental response, please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e). This comment also applies to your quarterly reports on Forms 10-Q for the periods ended March 31, June 30, and September 30, 2011.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Response:

Old National’s disclosure controls and procedures for the year ended December 31, 2010, and the periods ended March 31, June 30, and September 30, 2011, met all of the requirements of Rule 13a-15(e). We will reference the correct subsection of Rule 13a-15 in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Part I. Financial Information

Item 1. Financial Statements

Notes to Consolidated Financial Statements (unaudited)

Note 8 – Finance Receivables and Allowance for Credit Losses, page 30

2. Please expand the disclosure in future filing to address the requirements of ASC 310-10-50-33 & 34.

Response:

We acknowledge the Staff’s comment and confirm in future filings we will expand our disclosure to also address the requirements of ASC 310-10-50-33 & 34 similar to the following disclosure:

Troubled Debt Restructurings

Old National may choose to restructure the contractual terms of certain loans. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit Old National by increasing the ultimate probability of collection.

Any loans that are modified are reviewed by Old National to identify if a troubled debt restructuring (“TDR”) has occurred, which is when for economic or legal reasons related to a borrower’s financial difficulties, the Bank grants a concession to the borrower that it would not otherwise consider. Terms may be modified to fit the ability of the borrower to repay in line with its current financial status. During the nine months ended September 30, 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan, an extension of the maturity date at a stated rate of interest lower than the current market rate of new debt with similar risk, or a permanent reduction of the recorded investment of the loan.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Loans modified in a troubled debt restructuring are typically placed on nonaccrual status until the Company determines the future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate a period of performance according to the restructured terms for six months.

If the Company is unable to resolve a nonperforming loan issue the credit will be charged off when it is apparent there will be a loss. For large commercial type loans, each relationship is individually analyzed for evidence of apparent loss based on quantitative benchmarks or subjectively based upon certain events or particular circumstances. It is Old National’s policy to charge off small commercial loans scored through our small business credit center with contractual balances under $250,000 that have been placed on nonaccrual status or became ninety days or more delinquent, without regard to the collateral position. For residential and consumer loans, a charge off is recorded at the time foreclosure is initiated or when the loan becomes 120 to 180 days past due, whichever is earlier.

For commercial and industrial troubled debt restructurings, an allocated reserve is established within the allowance for loan losses for the difference between the carrying value of the loan and its computed fair value. To determine the fair value of the loan, one of the following methods is selected: (1) the present value of expected cash flows discounted at the loans original effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral value, if the loan is collateral dependent. The allocated reserve is established as the difference between the carrying value of the loan and the collectable value. If there are significant changes in the amount or timing of the loan’s expected future cash flows, impairment is recalculated and the valuation allowance is adjusted accordingly.

For consumer and residential troubled debt restructurings, an additional amount is added to the loan loss reserve that represents the difference in the present value of the cash flows between the original terms and the new terms of the modified loan, using the original effective interest rate of the loan as a discount rate.

For the nine months ended September 30, 2011 and 2010, Old National has allocated $2.4 million and $1.6 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings, respectively. Old National has not committed to lend any additional amounts as of September 30, 2011 and 2010, respectively, to customers with outstanding loans that are classified as troubled debt restructurings.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

The following table presents loans by class modified as troubled debt restructurings that occurred during the nine months ended September 30, 2011:

	September 30,	September 30,	September 30,
(dollars in thousands)	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Troubled Debt Restructuring:
Commercial	9	$3,879	$3,879
Commercial Real Estate	12	5,494	5,494
Consumer	1	60	60

Total	22	$9,433	$9,433

The troubled debt restructurings described above increased the allowance for loan losses by $0.1 million and resulted in charge-offs of $0.6 million during the nine months ended September 30, 2011.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default following the modification during the nine months ended September 30, 2011:

	September 30,	September 30,
(dollars in thousands)	Number of Contracts	Recorded Investment
Troubled Debt Restructuring
That Subsequently Defaulted:
Commercial Real Estate	2	2,858

Total	2	$2,858

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

The troubled debt restructurings that subsequently defaulted described above did not increase the allowance for loan losses or result in any charge-offs during the nine months ended September 30, 2011.

The terms of certain other loans were modified during the nine months ended September 30, 2011 that did not meet the definition of a troubled debt restructuring. It is our process to review all classified and criticized loans that, during the period, have been renewed, have entered into a forbearance agreement, have gone from principal and interest to interest only, or have extended the maturity date. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on its debt in the foreseeable

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

future without the modification. The evaluation is performed under the Company’s internal underwriting policy. We also evaluate whether a concession has been granted or if we were adequately compensated through a market interest rate, additional collateral or a bona fide guarantee. We also consider whether the modification was insignificant relative to the other terms of the agreement or if the delay in a payment was 90 days or less.

Purchased credit impaired (“PCI”) loans would not be considered impaired until after the point at which there has been a degradation of cash flows below our expected cash flows at acquisition. If a PCI loan is subsequently modified, and meets the definition of a TDR, it will be removed from PCI accounting and accounted for as a TDR only if the PCI loan was being accounted for individually. If the purchased credit impaired loan is being accounted for as part of a pool, it will not be removed from the pool.

In general, once a modified loan is considered a TDR, the loan will always be considered a TDR, and therefore impaired, until it is paid in full, otherwise settled, sold or charged off. However, our policy also permits for loans to be removed from troubled debt restructuring status in the years following the restructuring if the following two conditions are met: (1) The restructuring agreement specifies an interest rate equal to or greater than the rate that the Company was willing to accept at the time of the restructuring for a new loan with comparable risk, and (2) the loan is not impaired based on the terms specified by the restructuring agreement.

3. We note that TDRs declined from $10.0 million at December 31, 2009 to $4.8 million at December 31, 2010 and then rose to $9.4 million at September 30, 2011. Please provide us with, and revise future filings to include, an expanded discussion of your policy for removing TDRs from your impaired loan disclosures and tell us how your policy meets the criteria set forth in ASC 310-40-50-2. Where appropriate, disclose how you determined that the TDRs were modified at market rates. Discuss how your policy considers the requirements of ASC 310-10-35-25, 35-26 and 310-35-37 regarding measurement of subsequent impairment. Finally, please include a roll forward of the activity within your TDR loans for each period presented.

Response:

Our general rule is that once a modified loan is considered a TDR, the loan will always be considered a TDR, and therefore impaired, until it is paid in full, otherwise settled, sold or charged off. Our policy also permits for loans to be removed from troubled debt restructuring status in the years following the restructuring if the following two conditions are met: (1) The restructuring agreement specifies an interest rate equal to or greater than the rate that the Company was willing to accept at the time of the restructuring for a new loan with comparable risk, and (2) the loan is not impaired based on the terms specified by the restructuring agreement. Please see our response to comment #2 for an example of our enhanced disclosure.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Our TDR activity for the nine months ended September 30, 2011 and 2010, was as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
(dollars in thousands)	Commercial	Commercial Real Estate	Consumer	Residential	Total
2011

Troubled debt restructuring:
Balance, January 1, 2011	$3,778	$972	$65	$—	$4,815
Charge-offs	(394)	(233)	—	—	(627)
Payments	(314)	(361)	(5)	—	(680)
Additions	809	5,116	—	—	5,925

Balance, September 30, 2011	$3,879	$5,494	$60	$—	$9,433

	September 30,	September 30,	September 30,	September 30,	September 30,
(dollars in thousands)	Commercial	Commercial Real Estate	Consumer	Residential	Total
2010

Troubled debt restructuring:
Balance, January 1, 2010	$7,798	$2,171	$—	$—	$9,969
Charge-offs	—	(1,367)	—	—	(1,367)
Payments	(4,179)	(804)	—	—	(4,983)
Additions	493	71	—	—	564

Balance, September 30, 2010	$4,112	$71	$—	$—	$4,183

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

General

4. We note the amount of loan sales you made in each of the periods presented in your Form 10-K for the period ended December 31, 2010 and through September 30, 2011. Please provide us with, and revise future filings to include, an expanded discussion of the types of loans sold, the channels used to sell them, the types of representations and warranties made by you in those sales and tell us whether or not you have had any sold loans put back to you for repurchase.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Response:

At September 30, 2011, loans held for sale is made up entirely of mortgage loans held for immediate sale in the secondary market with servicing released. These loans are sold at or prior to origination at a contracted price to an outside investor on a best efforts basis and remain on the Company’s balance sheet for a short period of time (typically 30 to 60 days). These loans are sold without recourse and the Company has experienced minimal requests to repurchase loans due to the standard representations and warranties without any material losses. Mortgage originations are subject to volatility due to interest rates and home sales. Residential loans held for sale have declined since the end of 2009, as we have retained certain of our loan originations to partially offset the slow loan demand from our traditional commercial customers.

During 2009, $258 million of finance leases were sold. This type of sale is very infrequent for Old National. There were certain default and pre-payment recourse obligations associated with this transaction for which Old National no longer has potential liability.

We will include expanded discussion in future filings as warranted by the type and size of any future loan sales.

Results of Operations – Provision for Loan Losses, page 59

Please tell us, and expand your disclosure in future filings to address in detail, the changing portfolio mix and improved risk profile which resulted in the decline in the provision for loan losses for the three and nine month periods ended September 30, 2011 vs. the three and nine month periods ended September 30, 2010. In this regard, your disclosure states that the provision for the three and nine months ended September 30, 2011 was a credit of $0.1 million and a charge of $6.4 million compared to a provision of $6.4 million and $23.7 million for the nine month periods ended September 30, 2010. Also, address the disclosure appearing in Note 21 Fair Value that you recorded $10.3 million in provision expense for collateral dependent impaired loans for the nine months ended September 30, 2011.

Response:

We acknowledge the Staff’s comment and confirm in future filings we will expand our disclosure, similar to the following:

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Provision for Load Losses

The provision for loan losses was a credit of $0.1 million for the three months ended September 30, 2011, compared to $6.4 million for the three months ended September 30, 2010. The provision for loan losses was $6.4 million for the nine months ended September 30, 2011, compared to $23.7 million for the nine months ended September 30, 2010. The $17.3 million improvement in provision expense year over year is a function of both the changing portfolio mix and improved risk profile in our legacy portfolio. Our legacy portfolio consists of our loans exclusive of the Integra and Monroe purchases. During the nine months ended September 30, 2011, we recorded $10.3 million of provision expense for collateral dependent impaired loans. However, this expense was offset by the overall decline in our commercial real estate loan balances to which we apply a high historical loss rate. The only loan segment showing meaningful growth during this time period was the residential portfolio which carries a relatively low historical loss experience. In addition, the weighted average asset quality rating of commercial loans improved from 4.06 at September 30, 2010, to 3.90 at September 30, 2011. We grade our commercial assets on a scale of 0 to 9, with 0 being the best quality asset. Net charge-offs for the nine months ended September 30, 2011 totaled $13.5 million compared to $21.1 million for the nine months ended September 30, 2010.

Through September 30, 2011, the Monroe and Integra acquired loans have not had a significant impact on the loan reserve or provision expense because the credit risk associated with these loans was incorporated in the fair value of the loans recorded at the date of acquisition and no allowance was brought forward. We would expect that as the fair value mark is accreted into income over future periods, a reserve will be established to absorb credit deterioration or adverse changes in expected cash flows. Through September 30, 2011, $2.1 million had been reserved for the purchased credits from Monroe. No impairment expense had been recorded for the purchased credits from Integra at September 30, 2011 but future impairment expense recorded for these FDIC covered loans will be partially offset in other income by a corresponding increase in our indemnification asset.

Risk Management

Credit Risk – Asset Quality, pages 68-69

6. We note the increase in nonaccrual loans from $70,945 at December 31, 2010 to $323,820 at September 30, 2011 which appears to be primarily due to increases in commercial and commercial real estate loans as a result of the Monroe Bancorp acquisition. Also, we note impaired loans rose from $53,321 at December 31, 2010 to $81,694 at September 30, 2011, apparently due to increases in commercial and commercial real estate – other loans and that that the allowance declined 9.81% from $72,309 at December 31, 2011 to $65,519 at September 30, 2011. Please tell us and expand your disclosure in future filings to comprehensively bridge the gap between your

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

non-performing and impaired loans coupled with the overall decline in your allowance for loan losses. For example, in light of your recent acquisitions, discuss the general relationship between your non-performing and impaired loans and the allowance for loan losses and how you measure impairment on your impaired loans. Link this information to the decrease in your allowance for loan losses, including the extent to which your impaired loans are collateralized.

Response:

We acknowledge the Staff’s comment and confirm in future filings we will expand our disclosure similar to the following disclosure:

Asset Quality

Community-based lending personnel, along with region-based independent underwriting and analytic support staff, extend credit under guidelines established and administered by our Risk and Credit Policy Committee. This committee, which meets quarterly, is made up of outside directors. The committee monitors credit quality through its review of information such as delinquencies, credit exposures, peer comparisons, problem loans and charge-offs. In addition, the committee reviews and approves recommended loan policy changes to assure it remains appropriate for the current lending environment.

We lend primarily to small- and medium-sized commercial and commercial real estate clients in various industries including manufacturing, agribusiness, transportation, mining, wholesaling and retailing. At September 30, 2011, we had no concentration of loans in any single industry exceeding 10% of our portfolio and had no exposure to foreign borrowers or lesser-developed countries. Our policy is to concentrate our lending activity in the geographic market areas we serve, primarily Indiana, Illinois and Kentucky. We continue to be affected by weakness in the economy of our principal markets. Management expects that trends in under-performing, criticized and classified loans will be influenced by the degree to which the economy strengthens or weakens.

On January 1, 2011, Old National closed on its acquisition of Monroe Bancorp. As of September 30, 2011, acquired loans totaled $375.7 million and there was $3.6 million of other real estate owned. In accordance with accounting for business combinations, there was no allowance brought forward on any of the acquired loans, as the credit losses evident in the loans were included in the determination of the fair value of the loans at the acquisition date. Old National reviewed the acquired loans and determined that as of September 30, 2011, $20.9 million met the definition of criticized,

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

$11.0 million were considered classified, and $38.4 million were doubtful. Our current preference would be to work these loans and avoid foreclosure actions unless additional credit deterioration becomes apparent. These assets are included in our summary of under-performing, criticized and classified assets found below.

During the third quarter of 2011, Old National acquired the banking operations of Integra Bank in an FDIC assisted transaction. As of September 30, 2011, acquired loans totaled $769.9 million and there was $31.9 million of other real estate owned. The Company entered into separate loss sharing agreements with the FDIC providing for specified credit loss protection for substantially all acquired single family residential loans, commercial loans, and other real estate owned. In accordance with accounting for business combinations, there was no allowance brought forward on any of the acquired loans, as the credit losses evident in the loans were included in the determination of the fair value of the loans at the acquisition date. At September 30, 2011, approximately $711.3 million of loans and $31.9 million of other real estate owned are covered by the loss sharing agreements. As such, eighty percent of losses incurred on these covered assets will be reimbursed to Old National by the FDIC. These covered assets are included in our summary of under-performing, criticized and classified assets found below.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Summary of under-performing, criticized and classified assets:

	September 30,	September 30,	September 30,
	September 30,		December 31,
(dollars in thousands)	2011	2010	2010
Nonaccrual loans
Commercial	$37,739	$25,519	$25,488
Commercial real estate	72,717	28,547	30,416
Residential real estate	9,234	9,009	8,719
Consumer	5,102	6,768	6,322
Covered loans (5)	199,028	—	—

Total nonaccrual loans	323,820	69,843	70,945
Renegotiated loans not on nonaccrual	—	—	—
Past due loans (90 days or more and still accruing)
Commercial	408	304	79
Commercial real estate	490	—	—
Residential real estate	—	—	—
Consumer	260	1,060	493
Covered loans (5)	692	—	—

Total past due loans	1,850	1,364	572
Other real estate owned	9,390	5,886	5,591
Other real estate owned, covered (5)	31,908	—	—

Total under-performing assets	$366,968	77,093	77,108

Classified loans (includes nonaccrual, renegotiated, past due 90 days and other problem loans)	$226,352	$170,870	$174,341
Classified loans, covered (5)	216,220	—	—
Other classified assets (3)	113,161	148,011	105,572
Criticized loans	98,516	74,991	84,017
Criticized loans, covered (5)	26,913	—	—

Total criticized and classified assets	$681,162	$393,872	$363,930

Asset Quality Ratios:
Non-performing loans/total loans (1) (2)	6.67%	1.89%	1.90%
Under-performing assets/total loans and other real estate owned (1)	7.50	2.08	2.06
Under-performing assets/total assets	4.11	1.03	1.06
Allowance for loan losses/under-performing assets (4)	17.77	93.59	93.78

(1)	Loans exclude residential loans held for sale and leases held for sale.
(2)	Non-performing loans include nonaccrual and renegotiated loans.
(3)	Includes 9 pooled trust preferred securities, 9 non-agency mortgage-backed securities and 1 corporate security at September 30, 2011.
(4)	Because the acquired loans from both Monroe and Integra were recorded at fair value in accordance with ASC 805 at the date of acquisition, the credit risk is incorporated in the fair value recorded. No allowance for loanlosses is recorded on the acquisition date.
(5)	The Company entered into separate loss sharing agreements with the FDIC providing for specified credit loss protection for substantially all acquired single family residential loans, commercial loans , and other real estate owned. At September 30, 2011, we expect eighty percent of any losses incurred on these covered assets to be reimbursed to Old National by the FDIC.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Nonaccrual assets increased $252.9 million from December 31, 2010 to September 30, 2011 primarily as a result of our January 1, 2011, acquisition of Monroe Bancorp and our July 29, 2011, FDIC-assisted acquisition of Integra Bank. Of this increase in nonaccrual loan balances, $38.4 million related to the loans acquired from Monroe and $199.0 million related to the covered loans acquired in the Integra transaction.

Criticized and classified loans increased $317.2 million from December 31, 2010 to September 30, 2011, primarily as a result of the Monroe and Integra acquisitions. Of this increase in criticized and classified loans, $70.3 million related to the loans acquired from Monroe and $243.1 million related to the covered loans acquired in the Integra transaction. Other classified assets include investment securities that fell below investment grade rating.

Other real estate owned (“OREO”) increased $35.7 million from December 31, 2010 to September 30, 2011, primarily as a result of the Monroe and Integra acquisitions. Of this increase in our OREO balances, $3.6 million related to the foreclosed properties acquired from Monroe and $31.9 million related to the covered assets acquired in the Integra transaction.

Allowance for Loan Losses (“ALLL”) and Reserve for Unfunded Commitments

To provide for the risk of loss inherent in extending credit, we maintain an allowance for loan losses. The allowance is maintained at a level believed adequate by management to absorb probable losses incurred in the loan portfolio. Management’s evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, pools of homogeneous loans, historical loss experience, and assessments of the impact of current economic conditions on the portfolio.

Despite the significant increase in impaired assets resulting from the acquisitions during 2011, the ALLL declined $6.8 million, or 9.4%, from December 30, 2010 to September 30, 2011. The decrease is primarily attributable to our legacy loan portfolio where we have experienced a decline in outstanding commercial loan balances which carry the highest historical loss rates and have seen improvement in our weighted average asset quality ratings. Commercial loan balances decreased $127.7 million from December 31, 2010 to September 30, 2011. In addition, the weighted average asset quality rating of commercial loans improved from 4.09 to 3.90 during this same period. We grade our commercial assets on a scale of 0 to 9, with 0 being the best quality asset.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

The legacy portfolio also experienced an improvement in loan charge-offs, net of recoveries. Net charge-offs for the nine months ended September 30, 2011 totaled $13.5 million compared to $21.1 million for the nine months ended September 30, 2010. Annualized, net charge-offs to average loans were 0.44% for the nine months ended September 30, 2011, as compared to 0.76% for the nine months ended September 30, 2010. Management will continue its efforts to reduce the level of under-performing loans and will also consider the possibility of sales of troubled and non-performing loans, which could result in additional charge-offs to the allowance for loan losses.

Because the acquired loans from both Monroe and Integra were recorded at fair value in accordance with ASC 805 at the date of acquisition, the credit risk is incorporated in the fair value recorded. No allowance for loan losses is recorded on the acquisition date. We would expect that as the fair value mark is accreted into income over future periods, a reserve will be established to absorb credit deterioration or adverse changes in expected cash flows. Through September 30, 2011, $2.1 million had been reserved for these purchased credits from Monroe.

We also maintain an allowance for losses on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for loan losses, modified to take into account the probability of a drawdown on the commitment. The $5.9 million reserve for unfunded loan commitments at September 30, 2011 is classified as a liability account on the balance sheet. The reserve for unfunded loan commitments was $3.8 million at December 31, 2010. The higher reserve is the result of an increase in unfunded commitments associated with the acquisitions of Monroe and Integra.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

January 27, 2012

Finally, in connection with Old National Bancorp’s response to your comments, as requested, Old National Bancorp acknowledges that:

•	Old National Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Old National Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. If you have further questions or require additional clarifying information, please call Joan Kissel , Corporate Controller, at (812) 465-7290, or Scott Evernham, Assistant General Counsel, at (812) 465-0109.

Sincerely,

By: /s/ Christopher A. Wolking

Christopher A. Wolking

Senior Executive Vice President and Chief Financial Officer

Cc: Robert G. Jones, Old National Bancorp